      ___________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                               AMENDMENT NO. 1 to
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                        Pursuant to Section 14(d)(1) of
                      the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        GRIFFIN TECHNOLOGY INCORPORATED
                           (Name of Subject Company)

                         D-GT ACQUISITION, INCORPORATED
                             DIEBOLD, INCORPORATED
                                   (Bidders)

                         Common Stock, $0.05 Par Value
                         (Title of Class of Securities)

                                  398268 10 2
                     (CUSIP Number of Class of Securities)

                              Warren W. Dettinger
                          Vice President and Secretary
                         D-GT Acquisition, Incorporated
                           c/o Diebold, Incorporated
                            818 Mulberry Road, S.E.
                                 P.O. Box 8230
                            Canton, Ohio  44711-8230
                                 (216) 490-5037
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                with a copy to:

                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                             Cleveland, Ohio  44114
                                (216) 586-3939
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                               Page 1 of 4 Pages
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                 This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 26, 1995 by D-GT Acquisition, Incorporated, a New York corporation (the "Purchaser"), and Diebold, Incorporated, an Ohio corporation, as bidders, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.05 per share (the "Shares"), of Griffin Technology Incorporated, a New York corporation, at $7.75 per share net to the seller in cash.

                 Except as otherwise indicated herein, the information set forth in the Schedule 14D-1 and the Schedule 13D remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the Schedule 14D-1 and the Schedule 13D.


ITEM 10.         ADDITIONAL INFORMATION.

                 The response to Item 10 is hereby amended by adding the following statement:

         (c) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer was early terminated on October 31, 1995.





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                                   SIGNATURES


                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 1, 1995



                                              D-GT ACQUISITION, INCORPORATED


                                              By: /s/ Gerald F. Morris
                                                 ---------------------------
                                                 Name:  Gerald F. Morris
                                                 Title:  Vice President and
                                                         Treasurer
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                                   SIGNATURES


                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 1, 1995



                                               DIEBOLD, INCORPORATED


                                               By: /s/ Gerald F. Morris
                                                    ---------------------------
                                               Name:  Gerald F. Morris
                                               Title:  Executive Vice President
                                                       and Chief Financial
                                                       Officer